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                                                  Filed by 3dfx Interactive,Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12(b)
                                       under the Securities Exchange Act of 1934

                                         Subject Company: 3dfx Interactive, Inc.
                                                   Commission File No. 000-22651


3DFX ANNOUNCES SPECIAL SHAREHOLDERS MEETING DATE OF MARCH 27, 2001

For Immediate Release

San Jose, Calif., February 13, 2001 - 3dfx Interactive, Inc. (Nasdaq: TDFX - news) announced today that NVIDIA Corporation's Registration Statement on Form S-4, containing the prospectus/proxy statement relating to the proposed dissolution of 3dfx and the sale of certain 3dfx assets to NVIDIA US Investment Company, has been declared effective by the Securities and Exchange Commission, and that the requisite waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 has expired.

It is expected that the prospectus/proxy statement will be mailed on or about February 16, 2001 to 3dfx shareholders of record on February 12, 2001. As indicated in the prospectus/proxy statement, the 3dfx special shareholders meeting is scheduled for March 27, 2001.

You are urged to read the prospectus/proxy statement when you receive it and any other relevant documents filed with the Securities and Exchange Commission ("SEC") because they contain important information. You may obtain the documents free of charge at the SEC's web site, http://www.sec.gov. In addition, documents filed by 3dfx with the SEC can be obtained by contacting 3dfx at the following address and telephone number: Shareholder Relations, 4435 Fortran Drive, San Jose, California 95134, telephone: (408) 935-4400. Please read the prospectus/proxy statement carefully before making a decision concerning the dissolution of 3dfx and the sale of 3dfx assets to NVIDIA US Investment Company. 3dfx, its officers, directors, employees and agents may be soliciting proxies from 3dfx shareholders in connection with the asset sale. Information concerning the participants in the solicitation is set forth in the prospectus/proxy statement.


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